PANNONPLAST

INDUSTRIES PLC.
Chairperson - CEO
H-1225 Budapest, Nagytétényi út 216-218.
H-1780 Budapest, P.O.Box 51.
Phone: (36-1) 207-1936, (36-1) 207-1928
Telefax: (36-1) 207-1525
drfeher@pplast.datanet.hu
www.pannonplast.hu

Securities and Excha
Office of Internationa
450 Fifth Street, N.W.
Washington, D.C. 20549
Stop 3-9

02055224

SUPPL

Budapest, 14th August, 2002

Re: Pannonplast Rt. (the "Company") - File No. 82-4548

Ladies and Gentlemen:

Enclosed please find the following document regarding the Company:

Flash Report on 1H2002 operations

The enclosed information is being furnished to the Securities Exchange Commission (the "Commission") pursuant to the exemption from the Securities Exchange Act of 1934, as amended (the "Exchange Act"), afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purposes that the Company is subject to the Exchange Act.

If you have any further questions or comments, please contact us.

Sincerely,

Dr. Erzsébet Fehér

Enclosure

dlw 10/8

File No. 82-4548

PANNONPLAST PLC.
Flash Report on H1 2002 Operations

1.SUMMARY

- The first half year activity of the Company was further on rendered by the unfavourable impact of the economic environment. The stagnating market and declining demand of some major customers, the postponement of new projects made it more difficult. The sales revenue of the Group amounted to HUF 14,355 million, somewhat 8% lower compared to the basis period. Export is 33.4% similar to the basis period.
- The gross margin is in line with the change in sales revenue. Its value is HUF 4,248 million or 93.2% of that of the basis period. The margin ratio is 29.8% similar to the basis period. The COGS amounts to HUF 3,408 million. HUF 248 million higher than a year ago, because of the significant reorganization and staff reduction costs.
- The operating income (EBIT) is HUF 662 million, 49.8% of the basis period. Income before tax accounts for 31% of the basis period's. The financial income decreased because the weaker HUF. Operating cash flow (EBITDA) is HUF 2,015 million, or 73% of the basis period. Net income in the first half amounts to HUF 194 million, HUF 791 million down compared to the basis period.
- The Group's consolidated fixed assets value is HUF 20,924 million, slightly higher in comparision with the basis period. Shareholders' equity amounts to HUF 17,466 million similar to the basis period. In H1 the company spent HUF 716 million on investments, while in the basis period Capex amounted to HUF 2.1 billion. Leverage was 55.8% in the basis period, it has changed to 57.4%.
- Multicard Ltd. has signed a cooperation agreement with Giesecke & Devrient for the distribution of smart chip-cards solutions. The procurement of licences in connection with the establishment of a manufacturing subsidiary of Polifoam in Russia is going on.
- The company has merged the activity of Dexter to the Budapest plant, the Debrecen site has been closed in H1 2002. The manufacturing activity of Pannunion's Budapest plant will be relocated to Szombathely as of 1 September, 2002. As a result of it and the running cost cutting program the Company has reduced the work force by 230, or 9% in comparision of the basis period.
- In spite of unfavourable economic circumstances, all the conditions are given to keep positive cash flow and healthly balance sheet. Besides strict cost management we do our best to meet customers demand with modern, innovative products and solutions. Our existing machinery and assets are capable for manufacturing high standard products in efficient way. The management and employees of the Company are committed and able to adapt themselves flexible to the circumstances. The aboves together provide absolute assurance that Pannonplast will overcome the difficulties which effects the whole sector and will return to the previous growth in short run. Considering the above measures, the Company will modify its annual earnings forecast in September.

2. DATA SUMMARY

	30.06.2002 (HUF million)	*30.06.2001 (HUF million)*	*Index (%)*
Total Sales Revenues	14 355	15 629	91.8
Sales in foreign countries	4 789	5 196	92.2
-- ratio %	33.4	33.2	
Operating Profit (EBIT)	662	1 329	49.8
Operating Cash Flow (EBITDA)	2 015	2 755	73.1
Income before tax	397	1 282	31.0
Net Income	194	985	19.7
Total Shareholders' Equity	17 466	17 469	100.0
Total Assets	34 068	34 459	98.9

Data are consolidated according to IAS and non-audited.

3. ANALYSIS OF THE INCOME STATEMENT

3.1. Pannonplast Group's sales decreased by 8% compared to H1 2001 as well as Q1 2002. General decline in the market demand and the development of HUF exchange rate resulted in the decrease of export, increase of product import and that of price competition. The possibilities of the business units have changed differently, especially change in demand from multinational companies has had an unfavourable effect on the company's performance.

Although the Sales Revenues of the Strategic Alliances Cluster in Q2 2002 was 28% higher than that of Q1 2002, it did not reach the turnover of the basis period. Compared to the first quarter, the turnover of pipes and fittings increased remarkably and approached the basis period's figure at Pannonpipe and at the production subsidiary in Romania. The market can be continuously characterized by keen price competition and growing import. FCI's and TU-Plast's market possibilities are promising, their sales revenues have increased.

The Sales Revenues of the Consumer Packaging Cluster was similar to Q1 2002. Sales revenues of certain product groups and member companies showed a slight difference due to the market possibilities. As a whole it was almost the same like in the basis period.

The Sales Revenues of the Injection Moulding Technology Cluster lagged behind the basis period's figure by 20%. Decrease in sales revenues of Moldin and Moldin 2000 is significant. It was mainly caused by running-out of the HP printers' production and finishing the manufacturing of Philips analogue videos. Demand for PC monitors is decreasing compared to the forecasts and the running-in of LCD monitors and DVD delays. The realized reorganization at Dexter contributed to its sales decrease.

The Group's Foreign Sales was HUF 4.8 billion, 92.2% of the basis period. Its ratio increased slightly compared to Q1 2002, from 33.2% to 33,4%. Selling possibilities of foreign production subsidiaries were almost the same like at

domestic companies. Their operations are carried on in intensive price competition and declining payment readiness.

3.2. Gross margin ratio changed from 29.4% of the basis period to 29.8%. It was impacted by the subsidiaries changed contribution to the sales. The margin decreased by HUF 314 million, in line with the lag in sales revenues. In the second quarter the increase in the mass plastics' purchase price surpassed 30%, which could not be fully counterbalanced by measures in order to improve efficiency.

3.3. Selling, General and Administrative Costs is HUF 248 million higher than the basis period's figure, it shows HUF 150 million decrease comparing with the Q1 2002 figure. Its ratio compared to the sales revenue is 3.5% higher than in the basis period. One-time costs relating to reduction in the work force contribute to this value, therefore it does not show the effects of the taken cost saving measures. The level of Other expenses is HUF 49 million lower than in the same period of 2001. The increase from the first quarter is HUF 304 million, which resulted partially from FX loss realized on customers, as well as given discounts because of the compelling market effect. The expenses were partly counterbalanced by the result of FX gain realized on suppliers and the sales of tangible fixed assets. The balance of other expenses and income developed similarly to the basis period and previous years, as well.

3.4. The Company's Operating profit (EBIT) is HUF 662 million, 49.8% of the basis period, which is almost the same as in the first quarter's figure. Its level compared to the sales revenue is 4.6%, which indicates the operation in difficult market demand and the highly unfavorable effect of low market needs.

Operating cash-flow (EBITDA) is HUF 2.015 million, 27% lower than that of the basis period because of the lower EBIT value. Attached table illustrates the changes in business shares' sales revenues and that of operating results.

3.5. The result of financial operations is HUF 266 million expenses. Last quarter FX gain on bank debts was affected unfavorably by the weaker HUF exchange rate at the end of this quarter, resulting a decrease in financial income. This fact caused that the first quarter level of financial incomes did not increase and significantly lagged behind H1 2001 figures. Financial expenses are similar to that of the basis period, including paid interests and FX loss realized on foreign currency debts.

3.6. The Company's operating profit before tax is HUF 396 million, income before tax is HUF 397 million, both are 31% of the basis period's figure. Time-proportional corporate tax is HUF 91 million. This is 22.9% effective tax rate, which is caused by tax-deforming effect of companies with negative tax basis. Net income in H1 2002 is HUF 194 million, which is substantially lagged behind basis period's figure and only slightly surpasses first quarter's income. It reflects the negative effects for the company's operation, i.e. decrease in market demand (Injection Moulding Cluster is particularly effected), drastic increase in plastic raw material prices and delay in utilization of the free capacity. Set-up costs because of the small volume customer orders increased

significantly, at the same time the launch of new projects with remarkable volume from our major customers delays. The results of taken and on-going measures for marketing, development, structuring and cost reduction could only partly counterbalance the effect of negative changes, these results will appear in the future.

4. ANALYSIS OF THE BALANCE SHEET

4.1. The increase in intangible assets composed to the basis period is owing to software purchase in 2001 and the activated R&D. The net value of tangible fixed assets has not changed significantly in consequence of highly withheld investments and realized depreciation. Consolidated net value of the Company's fixed assets is HUF 20,924 million, 1.0% higher than a year before.

4.2. Inventories - in connection with the contraction of the turnover - decreased to 95% of the basis period. Accounts receivables decreased by HUF 240 million as a result of the lower sales revenue and the consistent and strict collecting. The HUF 145 million increase of other receivables contains active temporal accruel, customs and VAT claims. The decrease of securities and cash is decisively caused by the cash demand for investments carried out from own sources last year as well as from decreasing the accounts payable.

4.3. Pannonplast's Shareholders' Equity at the end of the given period is HUF 17,466 million, essentially corresponding to the basis value. The HUF 16,851 million value of capital reserves exceeds the basis value by 4.9%, but decreased as an effect of dividend payment, purchasing own shares and compared to the Q1 period exchange-rate difference of investments. Minority interest is HUF 1,487 million, 66.2% of the basis value. The decrease is caused by the purchase of 30% business share of Pannunion still in last year and the dividend paid to minority shareholders.

4.4. Long term debts decreased by HUF 407 million in comparison with the previous period as an effect of the rearrangement of given year's reinbursement obligations to the short term debts and this year's actual payments. The HUF 680 million increase of short term debts was caused by the above mentioned rearrangement and cash needs of financing current assets. The accounts payable were decreased by HUF 593 million in connection with the lower turnover. The increase of other current liabilities is HUF 728 million in comparison with the basis period which is affected by the change of accounts among connected ventures, and the accrueled value of the previously received investment support.
The sum of the Company's long and short term debts is HUF 10,029 million which increased by HUF 549 million compared to the previous quarter as an effect of dividend payment. Its debt-to-equity ratio increased from 55.8% of the basis period to 57.4%.

4.5. The Company's cash flow reflects the decrease of cash resulting from the operational activity as well as the withholding of significant investments. The depreciation value is almost the same like in the basis period. During H1 2002

the value of investment expenses as an effect of the consequent and strict savings is HUF 716 million compared to the HUF 2,1 billion of the basis period. Cash on hand, end of period amounted to HUF 1,247 million, which is slightly higher than in the basis period.

5. MAJOR CORPORATE EVENTS 1H IN 2002

5.1. The reorganization of Dexter Mould Making Co. has been completed, the Company has stopped the production in the plant of Debrecen and the required manufacturing equipments were relocated to Budapest. The workforce at Dexter Co. was reduced by 38%. The site of Debrecen and the redundant assets were sold.

5.2. As of 1 September, 2002 the Company discontinues the production in the Budapest manufacturing facility of Pannunion and the manufacturing of the range of products will be relocated to the Szombathely factory. In the future the site will be used for broadening the commercial activity and for the development of the logistics activity. Due to the concentration and the restructuring program the staff number of Pannunion will be cut by around 10%.

5.3. Polifoam Ltd., which is 51% owned by the Company has established a subsidiary in Russia to produce cross linked PE foam used mainly for insulation purposes. The procurement of the building area and the licensing procedure are under way. The goal is to establish a manufacturing capacity of 1000 tons/year and to ensure the continuous exportation of Polifoam's re-processed products.

5.4. Multicard Plastic Card Producing Ltd., a wholly owned subsidiary of the Company has signed a long-term cooperation agreement with Giesecke & Devrient GmbH (G&D) an international company. The goal of the cooperation is the distribution of smart payment chip card solutions in Hungary, Romania and Bulgaria. In the framework of the cooperation G&D provides all necessary technology solutions for the personalization, coding and application of chip card production. In addition to the card manufacturing and chip module embedding, Multicard Ltd. is able to supply smart cards for use in various fields of application, by taking over ready, complex application systems in the framework of the cooperation.

5.5. Mr. Árpád Veress, current managing director of Pannonpipe Ltd. will become Vice President of Pannonplast Plc. as of 1 January, 2003. (Árpád Veress has been with Pannonplast since 1984 and is managing director of Pannonpipe from 1993. Previously he was plant manager at Borsod Chemical Works. He was graduated in Germany, he then worked there for five years as an engineer.) His assignment is a part of the process, which was decided by the management with the purpose of developing the organization, updating the corporate governance and restructuring the tasks among the members of the senior management.

The owners' representatives of Pannonpipe Ltd. were agreed to appoint Mr. Róbert Litauszki managing director of the company as of 1 January, 2003. Mr. Litauszki previously worked for Curver Ltd., and from 1997 he is managing director of MARLEY Hungary. He will join Pannonpipe Ltd. on 1 September, 2002.

5.6. Pannonplast continues to carry out its investment curtailing program in line with its updated strategy, adjusted to the change in demand of the economic environment. The group spent HUF 716 million on investment during the first half year compared to HUF 2.1 billion in the basis period.

5.7. With the purpose of accommodating itself to the changed economic conditions and deteriorating possibilities the Company is carrying out a cost cutting program and examines extensively further opportunities. At the same time we are carefully monitoring the change in market demand, the expected new demands and the profitable growth opportunities.
In the framework of the cost reduction the total number of employees at the group was reduced by 236 persons compared to the basis period, or 9%, which is similar to the decrease in sales revenue. In addition, employment of hired workforce was practically stopped. As a result of itemized revision of the costs the Company wants to achieve a notable reduction of the previous year's non-distributed costs, in a somewhat different way at the individual member companies.

The revision of the working capital is going on, according to a detailed time schedule the costs cutting and reducing the receivables to a still acceptable level. The Company wants to decrease its debt level significantly.

The detailed examination of the short-term market possibilities and the reconciliation of demand from our larger users are under way. Further the Company is carrying out a far-reaching cost and staff cutting, efficiency increasing and restructuring program. On the basis of the expected market demand and the evaluation of the effects of the cost cutting measures Pannonplast's annual target will be revised and the Company will modify its annual forecast in September 2002.

6. EMPLOYEES

6.1. Total number of employees at Pannonplast Group was 2506 on 30 June, 2001 (the number of employees in Hungary was 2316) and 2270 on 30 June, 2002 (2062 persons in Hungary).

7. CHANGES IN THE REGISTERED CAPITAL, MANAGEMENT AND ORGANIZATION OF THE COMPANY

7.1. The Company held its Annual General Meeting on 29 April, 2002, the resolutions were published on 30 April, 2002. According to the conversion of cash dividends into stocks 4,455 new shares were issued. The capital

increase was registered at the Court of Registration on 23 July, 2002. The launch of the new shares to the stock exchange is in process.

7.2. Par value of registered capital of the Company was HUF 420,647,600 on 30 June, 2002. There was no change compared to 31 March, 2002. On 23 July, 2002 the Court of Registration registered the capital increase of HUF 445,500 to HUF 421,093,100.The increase is due to the issue of new shares in the framework of converting cash dividends into stock.

7.3. Change in the Company's treasury shares: The Company held 43,281 pieces of treasury shares as of 31 March 2002. As per the announcement of 6 June, 2002 the Company purchased 81,000 own shares, so on 30 June, 2002 the Company held 124,281 or 2,9% of its own shares.

7.4. Personal changes: The Company's external auditor, Board of Directors and Supervisory Board did not change in H1 2002. The Annual General Meeting has re-elected the members of the BOD and the Supervisory Board and also the external auditor. Further, it elected Mr. Gábor Ujlaki as member of the BOD.

Budapest, 14 August, 2002

Dr. Erzsébet Fehér
CEO and Chairperson

The management of Pannonplast Plc. is going to hold a press briefing for the press and analysts at its headquarter (1225 Budapest, Nagytétényi út 216-218) on 14 August, 2002, 2:00 pm.

Sales Revenues by Production Units
Pannonplast Group, 2002. Q2.
(Unconsolidated, unaudited figures)

HUF million

	Sales Revenue	
	2002. Q2.	2001. Q2.
Pannonpipe Ltd.	4 074	4 451
Pipelife-Románia	446	735
Pannon Aldra Ltd.	1 354	1 460
Polifoam Ltd.	896	1 019
FCI Ltd.	477	442
Tu-Plast Ltd.	489	405
Pannunion Ltd.	2 971	3 092
Unical Ltd.	216	134
Almand Ltd.	394	301
Pannon-Effekt Ltd.	528	637
Interagropak Ltd.	336	354
Kaposplast Ltd.	381	447
Moldin Ltd.	2 777	3 272
Moldin 2000 Plc.	1 281	1 696
Pannon-Tara Ltd.	390	447
Dexter Plc.	311	555
Multicard Ltd.	142	204

Consolidated figures by clusters

HUF million

Clusters	Sales Revenue		Operating income	
	2002.	2001.	2002.	2001.
	Q2.		Q2.	
Strategic alliances	4 799	5 190	360	451
Consumer packaging	4 880	5 038	311	443
Injection moulding	4 891	6 110	79	586
Special technologies	172	237	10	58
Total *	14 741	16 574	760	1 538

* Before in-company transfer adjustments and excluding headquarters figures

DATA SHEETS

Company name:	PANNONPLAST Industries Plc.
Address:	H-1225 Budapest, Nagytétényi út 216-218.
Sector:	Plastic processing
Period:	Q1 2002
Phone:	(36-1) 207-1808
Fax:	(36-1) 207-1464
E-mail:	erika.jilling@pannonplast.hu
Investor relation:	Ms. Jilling Erika

FINANCIAL DATA SHEETS

PK1. General Information Regarding Financial Data

	Yes	No
Audited		X
Consolidated	X	

Accounting Standards	Hungary	IAS	Other
		X	

PK2. Subsidiaries Involved in Consolidation

Name	Shareholders/ Equity/Capital	Stake (%)	Voting rate	Listing[1]
Pannonpipe Ltd.	2873.5	50.0	50.0	J
Moldin Ltd.	2692.4	100.0	100.0	F
Pannon Aldra Ltd.	2570.0	50.0	50.0	F
Pannunion Ltd.	2220.7	89.0	89.0	J
Tu-Plast Ltd.	931.8	60.0	60.0	F
Dexter Plc.	868.0	88.5	88.5	F
Polifoam Ltd.	754.1	51.0	51.0	F
Moldin 2000 Plc.	710.0	100.0	100.0	F
Almand Ltd.	512.7	100.0	100.0	F
Pannon-Tara Ltd.	467.7	100.0	100.0	F
FCI Ltd.	420.0	58.0	58.0	F
Multicard Ltd.	400.0	100.0	100.0	F
Unical Ltd.	334.1	100.0	100.0	F
Interagropak Ltd.	324.9	51.0	51.0	F
Pannon-Effekt Ltd.	311.0	100.0	100.0	F
Kaposplast Ltd.	310.0	100.0	100.0	F
Recyclen Ltd.	216.8	100.0	100.0	F
Kuala Ingatlanhaszn. Ltd.	179.2	100.0	100.0	F
MÜKI Ltd.	143.8	100.0	100.0	F
Karbantartó Ltd.	41.2	100.0	100.0	F

[1] Fully Controlled (F); Jointly Managed (J); Affiliated (A)

PK3. **Consolidated BALANCE SHEET (non-audited; in HUF million)**

	30.VI.2002	*30. VI.2001*	*index (%)*
A. Total Fixed Assets	**20 924**	**20 731**	**100,9**
Intangible Assets	1 661	1 454	114,2
Tangible Fixed Assets	19 217	19 238	99,9
Investments	46	39	117,9
B. Total Current Assets	**13 144**	**13 728**	**95,7**
Inventories	4 365	4 596	95,0
Accounts Receivable	7 532	7 626	98,8
Securities, Cash and Deposits	1 247	1 506	82,8
TOTAL ASSETS	**34 068**	**34 459**	**98,9**
D. Total Shareholders' Equity	**17 466**	**17 469**	**100,0**
Share capital on Par Value	421	421	100,0
Capital Reserves, Retained Earnings	16 851	16 063	104,9
Retained Earnings	194	985	19,7
Minority Interest	1 487	2 245	66,2
Deferred Income	92	130	70,8
F. Total Liabilities	**15 023**	**14 615**	**102,8**
Long Term Liabilities	5 214	5 621	92,8
Current Liabilities	9 809	8 994	109,1
- Accounts Payable	3 565	4 158	85,7
- Short Term Debt	4 815	4 135	116,4
- Other Current Liabilities	1 429	701	203,9
TOTAL S/E & LIABILITIES	**34 068**	**34 459**	**98,9**

PK4. **IAS Consolidated INCOME STATEMENT (non-audited; in HUF million)**

	30.VI.2002	*30.VI.2001*	*index (%)*
Sales	14 355	15 629	91,8
Cost of Sales (COGS)	(10 077)	(11 037)	91,3
Gross margin	**4 278**	**4 592**	**93,2**
Selling General & Administrative	(3 408)	(3 160)	107,8
Other Expenses	(436)	(485)	89,9
Other Revenues	228	382	59,7
A. Earning before Interest and Taxes	**662**	**1 329**	**49,8**
Income, Financial Operations	97	313	31,0
Expenses, Financial Operations	(363)	(363)	100,0
B. Result of Financial Operations	**(266)**	**(50)**	
C. Operating Profit before Tax	**396**	**1 279**	**31,0**
D. Non-operating Items	**(1)**	**(3)**	
E. Income before Tax	**397**	**1 282**	**31,0**
Income Tax	**(91)**	**(193)**	**47,2**
F. After Tax Income	**306**	**1 089**	**28,1**
Minority interest	(112)	(104)	107,7
G. Net Income for the Period	**194**	**985**	**19,7**

PK5. IAS Consolidated CASH-FLOW STATEMENT (non-audited; in HUF million)

	30. VI.2002	*30.VI.2001.*
Net Income	194	985
Depreciation	1 353	1 426
Change in Working Capital	(808)	(1 479)
Other Operating Adjustment	89	96
Cash from Operation	**(828)**	**1 028**
Purchase of Fixed Assets	(716)	(2 094)
Sale of Fixed Assets	169	60
Other Cash from Investment Activity	(1)	0
Cash from Investment Activities	**(548)**	**(2 034)**
Change in Long Term Debt	37	449
Change in Short Term Debt	776	748
Dividends Paid	(448)	(551)
Other Cash from Financing Activities	(338)	88
Cash from Financing Activities	**13**	**734**
Net Change in Cash	267	(272)
Cash on Hand, Beginning of Period	980	1 401
Cash on Hand, End of Period	**1 247**	**1 129**

PK6. Major Off-Balance-Sheet Items: There is not such item.

DATA REGARDING SHAREHOLDING STRUCTURE AND OWNERSHIP:

RS1. Ownership Structure

Owned by	Total Sharelholders' Equity			
	31 March, 2002		30 June, 2002	
	%	pcs	%	pcs
Local Institutions	29.59	1,244,633	26.27	1,104,975
Foreign Institutions	56.57	2,380,291	53.89	2,266,924
Local Private Individuals	11.36	477,653	15.22	640,123
Foreign Private Individuals	0.08	3,228	0.26	10,842
Employees, Executives	1.26	52,865	1.30	54,806
Treasury Shares	1.03	43,281	2.95	124,281
Government Body	0.11	4,525	0.11	4,525
International Development Institutions	-	-	-	-
Total	100.0	4,206,476	100.0	4,206,476

RS2. Number of Treasury Shares in Current Year

1 January	31 March	30 June	30 September	31 December
31,281	43,281	124,281	-	-

RS3. Owners Holding 5% + of Shares (End of Period)

Name	Nationality [1]	Activity [2]	Shares held (pcs)	Stake (%)	Remarks
Pictet & CIE A.G.	F	I	454,806	10.81	
Karsai Holding Plc.	D	I	342,094	8.13	
EEDF Investments Ltd.	F	I	271,607	6.46	

1 Domestic (D), Foreign (F)
2 Custodian (C), State-owned (S), International Development Institution (ID), Institution (I), Private (P), Employee, officer (E)

DATA REGARDING THE COMPANY'S STRUCTURE AND OPERATION

TSZ2. Number of Employees (persons)

30.06.2001	1.01.2002	30.06.2002
2506	2448	2270

TSZ3. Senior Executives and Employees in Strategic Positions

There was no change in the company's structure, in the persons of executive officials and in the share ownership.

Type [1]	Name	Position	Beginning of the assignment	End of the assignment	Owned shares
BOD, SP	Dr. Erzsébet Fehér	chairperson, CEO	01.06.1991.	2005.; AGM	39 963
BOD, SP	Miklós Várhegyi	member, VP	04.08.1999.	2003.; AGM	0
BOD, SP	Mária Arany	member, VP	01.06.1991.	2005.; AGM	1 966
BOD, SP	Balázs Szabó	member, VP	29.04.1998.	2004.; AGM	0
BOD	Dr. Károly Dolina	member	01.06.1992.	2005.; AGM	0
BOD	Nándor Fenyő	member	01.12.1993.	2005.; AGM	0
BOD	Dr. George Genti	member	01.12.1993.	2005.; AGM	80
BOD	Dr. Mária Illés	member	01.06.1991.	2005.; AGM	0
BOD	Dr. János Illéssy	member	29.04.1998.	2004.; AGM	0
BOD	Györgyi Joóné Tóth	member	01.06.1993.	2005.; AGM	0
BOD	Gábor Ujlaki	member	29.04.2002.	2005.; AGM	
SB	Dr. Csabáné Martényi	chairperson	01.06.1991.	2005.; AGM	0
SB	József Maros	member	01.06.1992.	2005.; AGM	0
SB	Antal Monostori	member	01.06.1991.	2005.; AGM	1 948
SB	László Rácz	member	25.05.1995.	2005.; AGM	0
SP	Gyula László	VP	01.09.1999.	31. Dec, 2003.	0
SP	Ervin Nemesdy	VP	01.12.1998.	30. Nov, 2003.	0
SP	Erika Jilling	VP	01.06.2001.	31. May, 2003.	0

[1] Employees in strategic positions (SP), Member of BOD (BOD), Member of the Supervisory Board (SB)

DATA REGARDING EXTRAORDINARY ANNOUNCEMENTS

ST1. Extraordinary Announcements Published during the Period

Date	Published	Subject
29.04.2002	30.04.2002	AGM resolutions
30.04.2002	02.05.2002	Place of announcements publications
13.05.2002	14.05.2002	Flash Report Q1 2002
23.05.2002	24.05.2002	Cooperation in Smart Card Manufacturing
27.05.2002	28.05.2002	Sale and Purchase Agreement to sell Dexter's Debrecen plant
06.06.2002	07.06.2002	Purchase of treasury shares by Pannonplast